UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Royal Dutch Shell Plc: Iraq Natural Gas Joint Venture Gets Final Approval
THE HAGUE, The Netherlands, November 15, 2011/PRNewswire-FirstCall/ --
The Iraqi cabinet today approved an agreement with Royal Dutch Shell ("Shell")
(NYSE: RDS.A) (NYSE: RDS.B) and Mitsubishi Corporation, forming a joint venture to gather raw gas from three major oil fields, adding an important domestic energy source for Iraq and offering the potential for gas exports.
The joint venture, held 51% by Iraq's South Gas Company, 44% by Shell and 5% by
Mitsubishi Corporation., will be called Basrah Gas Company (BGC) and will gather raw gas that is currently flared because of a lack of infrastructure to collect
it.
Shell will provide project management and technical expertise with the intention to facilitate the learning and development of Iraqi staff to progressively assume key positions in the management of the company. "Capturing this gas will create a reliable supply of energy for Iraq while at the same time reducing greenhouse-gas emissions," said Shell Chief Executive Officer Peter Voser. "This also sends a positive signal about the investment climate in the country."
The joint venture will collect and process raw gas from the Rumaila, Zubair and
West Qurna 1 and Majnoon fields in the southern part of the country. The primary market for the gas will be Iraq, but any surplus can potentially be exported.
Some 700 million standard cubic feet of gas is currently burned off each day in southern Iraq. At current prices, the gas is worth about $1.8 billion per year.
Burning it creates as much greenhouse gases each year as 3.5 million cars.
In September 2008, Shell signed a preliminary agreement with the Iraqi Ministry of Oil for a gas gathering project. The agreement established the commercial principles to establish a joint venture between Shell and the South Gas Company.
An official signing ceremony will be scheduled in the near future.
In Iraq Shell is the operator of a consortium providing technical assistance in the development of the Majnoon field.

    Enquiries:
    Shell International Media Relations +31(0)70-377-3600

    Shell Investor Relations
    Europe- Tjerk Huysinga:             +31-70-377-3996
    United States- Ken Lawrence         +1-713-241-2069

Cautionary Note
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this press release "Shell", "Shell group"
and "Royal Dutch Shell" are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
"Subsidiaries", "Shell subsidiaries" and "Shell companies" as used in this press release refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as "associated companies"
or "associates" and companies in which Shell has joint control are referred to as "jointly controlled entities". In this press release, associates and jointly controlled entities are also referred to as "equity-accounted investments". The term "Shell interest" is used for convenience to indicate the direct and/or indirect (for example, through our 24% shareholding in Woodside Petroleum Ltd.)
ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This press release contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as
"anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan",
"objectives", "outlook", "probably", "project", "will", "seek", "target",
"risks", "goals", "should" and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this press release, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell's products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell's 20-F for the year ended
December 31, 2010 (available at http://www.shell.com/investor and
http://www.sec.gov - opens in new window
[http://www.shell.com/home/ExternalLink?SourcesiteId=media&URL=http%3A%2F%2Fwww.sec.gov%2F
] ). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this press release, November 15, 2011.
Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this press release.
We may have used certain terms in this press release, such as resources, that the United States Securities and Exchange Commission (SEC) guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website http://www.sec.gov - opens in new window
[http://www.shell.com/home/ExternalLink?SourcesiteId=media&URL=http%3A%2F%2Fwww.sec.gov%2F
] . You can also obtain these forms from the SEC by calling 1-800-SEC-0330.
Source: Royal Dutch Shell plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 16 November 2011	By:	/s/ Mark Edwards
	Name:	Mark Edwards
	Title:	Deputy Company Secretary